Exhibit 12.1

HIGHLAND HOSPITALITY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Nine Months Ended September 30, 2004	Period From December 19, 2003 to December 31, 2003
Earnings:
Income (loss) before minority interest in operating partnership and income taxes	$2,448	$(3,014)
Interest expense	3,498	—
Portion of rental expense representing interest	101	—

Total earnings	$6,047	$(3,014)

Fixed charges:
Interest expense	$3,498	—
Portion of rental expense representing interest	101	—

Total fixed charges	3,599	—
Preferred stock dividend requirements	—	—

Total fixed charges and preferred stock dividend requirements	$3,599	—

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.7	(a )

(a)	the Company did not have interest expense for the period from December 19, 2003 (date of initial public offering and commencement of operations) through December 31, 2003.